EXHIBIT 99.1

Seabridge Gold Announces Closing of C$8.7 Million Cross-Border Public Offering of Common Shares

TORONTO, April 29, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the “Company” or “Seabridge”) announced today that it has closed its previously announced cross-border public offering (the “Public Offering”) of common shares of the Company (the “Common Shares”).  The Public Offering was completed by a syndicate of underwriters led by Canaccord Genuity Corp. and including National Bank Financial Inc. and Paradigm Capital Inc. (together, the “Underwriters”) to sell 450,000 Common Shares at a price of C$17.40 per Common Share for aggregate gross proceeds of C$7,830,000.

The Company had also granted the Underwriters an over-allotment option to purchase up to an additional 50,000 Common Shares at a price of C$17.40 per common share for additional gross proceeds of up to C$870,000. This over-allotment option has been exercised in full for total offering gross proceeds of C$8,700,000.

The Company intends to use the net proceeds from the Public Offering to continue to advance the Company’s KSM Project and for general corporate purposes.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any Common Shares, nor shall there be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake Project located in Canada's Northwest Territories.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the Public Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the need to satisfy regulatory and legal requirements with respect to planned exploration programs; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the need to obtain permits and comply with environmental laws and regulations and other government requirements and other risks and uncertainties, including those described in the Company's December 31, 2015 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net